Exhibit 12

Nucor Corporation

2017 Form 10-Q

Computation of Ratio of Earnings to Fixed Charges

						Three Months Ended April 1, 2017	Three Months Ended April 2, 2016
	Year-ended December 31,
	2012	2013	2014	2015	2016
	(In thousands, except ratios)
Earnings
Earnings before income taxes and noncontrolling interests	$697,004	$808,568	$1,147,288	$241,866	$1,298,659	$548,975	$169,563

Plus: (earnings)/losses from equity investments	13,323	(9,297)	(13,505)	(5,329)	(38,757)	(8,756)	(9,245)

Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	179,169	164,128	178,240	178,941	186,437	46,783	47,751

Plus: amortization of capitalized interest	2,550	3,064	4,166	4,062	3,715	1,048	968

Plus: distributed income of equity investees	9,946	8,708	53,738	15,132	40,602	30,249	36,015

Less: interest capitalized	(4,715)	(10,913)	(2,946)	(311)	(3,940)	(150)	(100)

Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(83,207)	(94,330)	(99,227)	(112,306)	(104,145)	(20,749)	(34,932)

Total earnings before fixed charges	$814,070	$869,928	$1,267,754	$322,055	$1,382,571	$597,400	$210,020

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	$178,218	$162,899	$177,088	$177,855	$185,119	$46,450	$47,474

Estimated interest on rent expense	951	1,229	1,152	1,086	1,318	333	277

Total fixed charges	$179,169	$164,128	$178,240	$178,941	$186,437	$46,783	$47,751

Ratio of earnings to fixed charges	4.54	5.30	7.11	1.80	7.42	12.77	4.40